UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I. GENERAL IDENTIFYING INFORMATION

1.	Reason fund is applying to deregister:

[X] Merger

[ ] Liquidation

[ ] Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ] Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund:

Brandywine Blue Fund, Inc. (the only series of applicant at the time of the merger were Brandywine Blue Fund and Brandywine Advisors Midcap Growth Fund)

3.	Securities and Exchange Commission File No.:

811-06221

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X] Initial Application [ ] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

P.O. Box 4166

Greenville, Delaware 19807

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6.	Name, address and telephone number of the individual the Commission staff should contact with any questions regarding this form:

David D. Marky P.O. Box 4166 Greenville, Delaware 19807 Tel: (302) 656-3017	Peter D. Fetzer Foley & Lardner LLP 777 East Wisconsin Avenue Milwaukee, Wisconsin 53202 Tel: (414) 297-5596
7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act:

The accounts, books and other documents required to be maintained by Applicant pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder were maintained by U.S. Bancorp Fund Services, LLC and Applicant’s custodian and investment adviser as follows:  the documents required to be maintained by paragraphs (4), (5), (6), (7), (10) and (11) of Rule 31a-1(b) were maintained by U.S. Bancorp Fund Services, LLC at its offices at 615 East Michigan Street, Milwaukee, WI 53202 (Tel: (800) 656-3017), and all other records were maintained by the custodian, U.S. Bank, N.A., 1555 N. River Center Drive, Suite 302, Milwaukee, WI 53202 (Tel: (800) 656-3017) and the investment adviser, Friess Associates, LLC, P.O. Box 576, Jackson, Wyoming 83001 (Tel: (302) 656-3017) or the sub-adviser, Friess Associates of Delaware, LLC, P.O. Box 4166, Greenville, Delaware  19807 (Tel: (302) 656-3017), and the distributor, Quasar Distributors, LLC, 615 East Michigan Street, Milwaukee, Wisconsin 53202 (Tel: (800) 656-3017).

8.	Classification of fund:

[X] Management Company

[ ] Unit investment trust

[ ] Face-amount certificate company

9.	Subclassification if the fund is a management company:

[X] Open-end [ ] Closed-end

10.	State law under which the fund was organized or formed:

Maryland

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Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Friess Associates, LLC

(Investment Adviser)

P.O. Box 576

Jackson, Wyoming 83001

Friess Associates of Delaware, LLC

(Sub-Adviser)

P.O. Box 4166

Greenville, Delaware 19807

11.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Quasar Distributors, LLC

615 East Michigan Street

Milwaukee, WI 53202

12.	If the fund is a unit investment trust (“UIT”) provide:

Not Applicable.

(a) Depositor’s name(s) and address(es):

(b) Trustee’s name(s) and address(es):

13.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund?

[ ] Yes [X] No

If Yes, for each UIT state:

Name(s):

File No.: 811- _______

Business Address:

14.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [ ] No

If Yes, state the date on which the board vote took place:

June 4, 2013

If No, explain:

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15.	(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [ ] No

If Yes, state the date on which the shareholder vote took place:

September 23, 2013

If No, explain:

Not Applicable

II. DISTRIBUTIONS TO SHAREHOLDERS

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes [ ] No

(a) If Yes, list the date(s) on which the fund made those distributions:

October 1, 2013

(b) Were the distributions made on the basis of net assets?

[X] Yes [ ] No

(c) Were the distributions made pro rata based on share ownership?

[X] Yes [ ] No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

The exchange ratio was one for one.

(e) Liquidations only:

Not Applicable

Were any distributions to shareholders made in kind?

[ ] Yes [ ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Not applicable.

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Has the fund issued senior securities?

[ ] Yes [ ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[X] Yes [ ] No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

Not Applicable.

(b) Describe the relationship of each remaining shareholder to the fund:

Not Applicable.

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

Not Applicable.

III. ASSETS AND LIABILITIES

20.	Does the fund have any assets as of the date this form is filed?

[ ] Yes [X] No

If Yes,

Describe the type and amount of each asset retained by the fund as of the date this form is filed:

Not Applicable.

(a) Why has the fund retained the remaining assets?

(b) Will the remaining assets be invested in securities?

[ ] Yes [ ] No

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21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes [X] No

If Yes,

(a) Describe the type and amount of each debt or other liability:

Not Applicable.

How does the fund intend to pay these outstanding debts or other liabilities?

IV. INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.	(a) List the expenses incurred in connection with the Merger or Liquidation (expenses are approximate and are stated on an aggregate basis for the Merger of the Brandywine Fund, the Brandywine Blue Fund and the Brandywine Advisors Midcap Growth Fund):

(i) Legal expenses: $420,000

(ii) Accounting expenses: $120,000

(iii) Other expenses (list and identify separately):

Printing Costs $110,000

Mailing Costs $35,000

Proxy Solicitation Related Costs $105,000

(iv) Total expenses (sum of lines (i) - (iii) above): $790,000

(b) How were those expenses allocated?

All of these expenses were allocated equally to Applicant’s investment adviser, Friess Associates, LLC, and Managers Investment Group LLC, the investment adviser to the surviving fund.

(c) Who paid those expenses?

All of these expenses have been paid by Applicant’s investment adviser, Friess Associates, LLC, and Managers Investment Group LLC, the investment adviser to the surviving fund.

(d) How did the fund pay for unamortized expenses (if any)?

Applicant had no unamortized expenses.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes [X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

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V. CONCLUSION OF FUND BUSINESS

24.	Is the fund a party to any litigation or administrative proceeding?

[ ] Yes [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes [X] No

If Yes, describe the nature and extent of those activities:

VI. MERGERS ONLY

26.	(a) State the name of the fund surviving the Merger:

Each of Brandywine Fund, a series of Managers Trust I, and Brandywine Advisors Midcap Growth Fund, a series of Managers Trust I, are the surviving funds.

(b) State the Investment Company Act file number of the fund surviving the Merger: Managers Trust I, 811-06520

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

File Nos. 811-06520 and 333-189294, Form N-14, June 13, 2013

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

Not Applicable.

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VERIFICATION

The undersigned states that:

(i) He has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Brandywine Blue Fund, Inc.

(ii) He is a Vice President of Brandywine Blue Fund, Inc.

(iii) All actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.

The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

BRANDYWINE BLUE FUND, INC.

By: /s/ David D. Marky

       David D. Marky, Vice President

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